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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                 September                      2006
                        -----------------------------        -----------
Commission File Number           001-32748
                        -----------------------------

                            CORRIENTE RESOURCES INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

    520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                       Form 40-F         X
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No          X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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

DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
--------
   1. News release, dated September 7, 2006, related to the Company's drilling results for its Panantza copper deposit.

                                                                      DOCUMENT 1

[CORRIENTE RESOURCES GRAPHIC OMITTED]
                                          -------------------------------------
                                         |  Disclosure statements as required  |
                                         |  by National Instrument 43-101 are  |
                                         |  available at our website           |
                                         |  www.corriente.com                  |
                                          -------------------------------------

                                 "NEWS RELEASE"
For Immediate Release                                         September 07, 2006
---------------------
TSX: CTQ, AMEX: ETQ


            DRILLING EXTENDS PANANTZA COPPER MINERALIZATION, ECUADOR

VANCOUVER, BRITISH COLUMBIA, September 07, 2006 - Corriente Resources Inc., announced today drilling results for its Panantza copper deposit.

Further to our Panantza feasibility drilling news release of June 12, 2006, assays have been received from the most recent ten holes of this drilling program. Drilling continues to the south and further holes will be announced throughout the next few months.

Current drilling results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper.

Panantza, which is located in southeast Ecuador approximately 40 km north of our Mirador project, has not been drilled since 2001. Previous inferred resources at Panantza total approximately 395 million tonnes grading 0.67% copper containing
5.8 billion pounds of copper. The deposit sits beside our San Carlos deposit that totals approximately 657 million tonnes grading 0.61% copper and containing
8.8 billion pounds of copper. Results from the previous drilling at Panantza included holes PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383m of 0.75% copper.

The purpose of this drilling was to define the southern edge of Panantza's mineralization so that an updated resource calculation could be provided for a planned feasibility study. However, rather than delineate the edge of the Panantza deposit, the most recent results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

The geology from the new drilling is consistent with the existing model at Panantza, which is a conventional copper porphyry deposit hosted in granitic and porphyritic rocks. The copper mineralization is almost exclusively chalcopyrite with local horizons of secondary copper sulfide and oxide near the surface. The barren dike intersections in the table below are from a small 15-25 metre wide dike which crosses the area of this phase of drilling, but in general the amount of post-mineral dikes at Panantza is low.

According to Ken Shannon CEO of Corriente, "Panantza-San Carlos represents a rare opportunity to capitalize on six years of community work, project engineering and management development that has been built around the nearby Mirador project. To be able to utilize that body of knowledge on a similar project such as Panantza-San Carlos will significantly aid in the project development process and at the same time allow us to take economic advantage of infrastructure that will be put in place for the Mirador mine."

Results for the new holes are listed below and a map of the current round of drilling can be found at www.corriente.com. Un-mineralized intervals are indicated with a hyphen.

-------- ----------- ---------- ----------- ----------- ------------------------
Hole*       From        To        Width           Cu %            Zone
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA030             0         19          19           -     overburden/leached
-------- ----------- ---------- ----------- ----------- ------------------------
                 19     170.68      151.68        0.23           primary
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA031             0         37          37           -    overburden/late dike
-------- ----------- ---------- ----------- ----------- ------------------------
                 37         64          27        0.39      late dike w/ CuOx
-------- ----------- ---------- ----------- ----------- ------------------------
                 64     318.52      254.52        0.39           primary
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA032             0         46          46        0.22        leached/CuOx
-------- ----------- ---------- ----------- ----------- ------------------------
                 46         58          12        1.05          enriched
-------- ----------- ---------- ----------- ----------- ------------------------
                 58     296.88      238.88        0.62           primary
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA033             0         57          57           -           leached
-------- ----------- ---------- ----------- ----------- ------------------------
                 57         88          31        0.77           primary
-------- ----------- ---------- ----------- ----------- ------------------------
                 88        132          44           -          late dike
-------- ----------- ---------- ----------- ----------- ------------------------
                132        148          16        0.59           primary
-------- ----------- ---------- ----------- ----------- ------------------------
                148        181          33           -          late dike
-------- ----------- ---------- ----------- ----------- ------------------------
                181     329.79      148.79        0.68           primary
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA034             0         72          72        0.35        leached/CuOx
-------- ----------- ---------- ----------- ----------- ------------------------
                 72        109          37        0.80          enriched
-------- ----------- ---------- ----------- ----------- ------------------------
                109        228         119        0.37           primary
-------- ----------- ---------- ----------- ----------- ------------------------
                228        311          83           -      mostly late dike
-------- ----------- ---------- ----------- ----------- ------------------------
                311      342.9        31.9        0.70           primary
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA035             0         76          76        0.33        leached/CuOx
-------- ----------- ---------- ----------- ----------- ------------------------
                 76      286.9       210.9        0.65           primary
-------- ----------- ---------- ----------- ----------- ------------------------
              286.9      360.2        73.3           -      mostly late dike
-------- ----------- ---------- ----------- ----------- ------------------------
              360.2      417.9        57.7        1.00           primary
-------- ----------- ---------- ----------- ----------- ------------------------
              417.9     429.16       11.26           -          late dike
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA036             0      54.75       54.75           -           leached
-------- ----------- ---------- ----------- ----------- ------------------------
              54.75        299      244.25        0.66           primary
-------- ----------- ---------- ----------- ----------- ------------------------
                299     311.96       12.96           -          late dike
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA037             0         61          61           -           leached
-------- ----------- ---------- ----------- ----------- ------------------------
                 61        148          87        0.34           primary
-------- ----------- ---------- ----------- ----------- ------------------------
                148      196.7        48.7           -          late dike
-------- ----------- ---------- ----------- ----------- ------------------------
              196.7     240.79       44.09        0.47           primary
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA038             0         49          49           -           leached
-------- ----------- ---------- ----------- ----------- ------------------------
                 49         61          12        0.88          enriched
-------- ----------- ---------- ----------- ----------- ------------------------
                 61     341.37      280.37        0.57           primary
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
Hole*       From        To        Width           Cu %            Zone
-------- ----------- ---------- ----------- ----------- ------------------------

-------- ----------- ---------- ----------- ----------- ------------------------
PA039             0         41          41           -           leached
-------- ----------- ---------- ----------- ----------- ------------------------
                 41         58          17        1.31          enriched
-------- ----------- ---------- ----------- ----------- ------------------------
                 58        457         399        0.66           primary
-------- ----------- ---------- ----------- ----------- ------------------------
                457     481.58       24.58           -      mostly late dike
-------- ----------- ---------- ----------- ----------- ------------------------
*All holes are drilled vertically

The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

 For further information, please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .


              520 - 800 West Pender Street, Vancouver, B.C. V6C 2V6
          T (604) 687-0449 F (604) 687-0827  Email copper@corriente.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CORRIENTE RESOURCES INC.
                                      ------------------------------------------
                                                     (Registrant)

Date:  September 7, 2006              By:  /S/ DARRYL F. JONES
       -------------------------          --------------------------------------
                                          Name:  Darryl F. Jones
                                          Title: Chief Financial Officer